SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 13)

FIDELITY NATIONAL INFORMATION SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

31620M106

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019-6099

(212) 728-8000

December 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 2 of 14 pages

1	Names of Reporting Persons WPM, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 32,803,326

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 32,803,326

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,803,326

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.2%*

14	Type of Reporting Person (See Instructions) PN

*              Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the United States Securities and Exchange Commission (“SEC”) on November 7, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement (the “Stock Purchase Right Agreement”) among WPM, L.P., Fidelity National Information Services, Inc. and Metavante Technologies, Inc., as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 3 of 14 pages

1	Names of Reporting Persons WPM GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 32,803,326

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 32,803,326

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,803,326

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.2%*

14	Type of Reporting Person (See Instructions) OO

*              Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 4 of 14 pages

1	Names of Reporting Persons Warburg Pincus Private Equity IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 32,803,326

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 32,803,326

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,803,326

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.2%*

14	Type of Reporting Person (See Instructions) PN

*              Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 5 of 14 pages

1	Names of Reporting Persons Warburg Pincus IX LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 32,803,326

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 32,803,326

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,803,326

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.2%*

14	Type of Reporting Person (See Instructions) OO

*              Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 6 of 14 pages

1	Names of Reporting Persons Warburg Pincus Partners LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 32,803,326

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 32,803,326

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,803,326

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.2%*

14	Type of Reporting Person (See Instructions) OO

*              Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 7 of 14 pages

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 32,803,326

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 32,803,326

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,803,326

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.2%*

14	Type of Reporting Person (See Instructions) PN

*              Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 8 of 14 pages

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 32,803,326

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 32,803,326

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,803,326

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.2%*

14	Type of Reporting Person (See Instructions) OO

*              Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 9 of 14 pages

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 32,803,326

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 32,803,326

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,803,326

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.2%*

14	Type of Reporting Person (See Instructions) IN

*              Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 10 of 14 pages

1	Names of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 32,803,326

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 32,803,326

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,803,326

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.2%*

14	Type of Reporting Person (See Instructions) IN

*              Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

This Amendment No. 13 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on October 9, 2009, as previously amended by Amendment No. 1, filed on March 23, 2010, by Amendment No. 2, filed on June 16, 2010, by Amendment No. 3, filed on September 17, 2010, by Amendment No. 4, filed on December 21, 2010, by Amendment No. 5, filed on March 22, 2011, by Amendment No. 6, filed on June 14, 2011, by Amendment No. 7, filed on September 7, 2011, by Amendment No. 8, filed on December 20, 2011, by Amendment No. 9, filed on February 28, 2012, by Amendment No. 10, filed on May 22, 2012, by Amendment No. 11, filed on August 28, 2012, and by Amendment No. 12, filed on December 3, 2012 (as amended, the “Schedule 13D”), and is being filed on behalf of WPM, L.P., a Delaware limited partnership (“WPM”), WPM GP, LLC, a Delaware limited liability company and the sole general partner of WPM (“WPM GP”), Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership and the sole member of WPM GP (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-President of WP LLC (each of the foregoing, a “Warburg Pincus Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”).   This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of Fidelity National Information Services, Inc., a Georgia corporation (the “Company”).

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 is hereby supplemented by inserting the following at the end thereof:

The transaction contemplated by the Share Repurchase Agreement, dated as of December 12, 2012, by and between WPM and the Company (the “December 2012 Share Repurchase Agreement”), set forth in Item 6 and incorporated herein by reference, is scheduled to be completed on or before December 19, 2012.

On December 12, 2012, WPM distributed an aggregate of 8,499,977 shares of Common Stock of the Company to its limited partners on a pro rata basis for no consideration (the “Distribution”).

Item 5.         Interests in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby amended by replacing them in their entirety with the following:

(a)                                 Following the Distribution, as of December 12, 2012, WPM is the direct beneficial owner of 32,803,326 shares of Common Stock.  Due to their respective relationships with WPM and

11

each other, as of December 12, 2012, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 32,803,326 shares of Common Stock, representing approximately 11.2% of the outstanding shares of Common Stock (based on the Company having 293,198,202 shares of Common Stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012).  In addition, each of the Warburg Pincus Reporting Persons may also be deemed to beneficially own additional shares of Common Stock by virtue of a purchase right which may be exercised from time to time by WPM under the Stock Purchase Right Agreement.

(b)                                 Each of WPM GP, WP IX, WP IX LLC, WP Partners, WP and WP LLC may be deemed to share with WPM the power to vote or to direct the vote and to dispose or to direct the disposition of the 32,803,326 shares of Common Stock that the Warburg Pincus Reporting Persons may be deemed to beneficially own as of December 12, 2012 plus any shares they may be deemed to beneficially own pursuant to the Stock Purchase Right Agreement.  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all of the shares held by WPM.  Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person, other than WPM, or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)                                  Except as described in Amendment No. 12, filed with the SEC on December 3, 2012, and  this Amendment, during the last sixty (60) days there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors as set forth on Schedule I to the Schedule 13D.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by inserting the following at the end thereof:

December 2012 Share Repurchase Agreement

On December 12, 2012, WPM and the Company entered into the December 2012 Share Repurchase Agreement, pursuant to which WPM has agreed to sell 5,709,929 shares of Common Stock to the Company at a price of $35.0267 per share of Common Stock, for an aggregate cash purchase price of $199,999,970.10.  The transaction is scheduled to be completed on or before December 19, 2012.

The foregoing description of the December 2012 Share Repurchase Agreement is qualified in its entirety by reference to the December 2012 Share Repurchase Agreement, which is incorporated in this Amendment by reference and attached as Exhibit 99.4 to this Amendment.

Item 7.         Materials to be Filed as Exhibits.

Item 7 is hereby supplemented by inserting the following at the end thereof:

12

Exhibit 99.4                         Share Repurchase Agreement, dated as of December 12, 2012, by and  between WPM and the Company.

13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2012	WPM, L.P.

	By:	WPM GP, LLC, its general partner

	By:	/s/ Timothy J. Curt
		Name:	Timothy J. Curt
		Title:	Managing Director and Treasurer

Dated: December 13, 2012	WPM GP, LLC

	By:	/s/ Timothy J. Curt
		Name:	Timothy J. Curt
		Title:	Managing Director and Treasurer

Dated: December 13, 2012	WARBURG PINCUS PRIVATE EQUITY IX, L.P.

	By:	Warburg Pincus IX LLC, its general partner

	By:	Warburg Pincus Partners LLC, its sole member

	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Timothy J. Curt
		Name:	Timothy J. Curt
		Title:	Partner

Dated: December 13, 2012	WARBURG PINCUS IX LLC

	By:	Warburg Pincus Partners LLC, its sole member

	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Timothy J. Curt
		Name:	Timothy J. Curt
		Title:	Partner

14

Dated: December 13, 2012	WARBURG PINCUS PARTNERS LLC

	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Timothy J. Curt
		Name:	Timothy J. Curt
		Title:	Partner

Dated: December 13, 2012	WARBURG PINCUS & CO.

	By:	/s/ Timothy J. Curt
		Name:	Timothy J. Curt
		Title:	Partner

Dated: December 13, 2012	WARBURG PINCUS LLC

	By:	/s/ Timothy J. Curt
		Name:	Timothy J. Curt
		Title:	Managing Director

Dated: December 13, 2012	CHARLES R. KAYE

	By:	/s/ Timothy J. Curt
Timothy J. Curt, Attorney-in-fact*

Dated: December 13, 2012	JOSEPH P. LANDY

	By:	/s/ Timothy J. Curt
Timothy J. Curt, Attorney-in-fact*

* The Powers of Attorney given by Mr. Kaye and Mr. Landy were previously filed with the U.S. Securities and Exchange Commission on October 4, 2012 as exhibits to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Primerica, Inc. and are hereby incorporated by reference.

15

Exhibit 99.4

SHARE REPURCHASE AGREEMENT

THIS SHARE REPURCHASE AGREEMENT (this “Agreement”) is made and entered into as of this 12th day of December, 2012, by and between WPM, L.P., a Delaware limited partnership (the “Seller”), and Fidelity National Information Services, Inc., a Georgia corporation (the “Purchaser”).

RECITALS

WHEREAS, after due consideration, the Audit Committee of the Board of Directors of the Purchaser (“Audit Committee”), which consists solely of independent directors of the board of directors of the Purchaser, has approved the Repurchase Transaction (as defined below).

WHEREAS, the Seller desires to sell shares of common stock, par value $0.01 per share, of the Purchaser (“Common Shares”) to the Purchaser, and the Purchaser desires to purchase Common Shares from the Seller, on the terms and conditions set forth in this Agreement (the “Repurchase Transaction”).

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I.

SALE AND PURCHASE OF COMMON SHARES

Section 1.1.                                 Purchase.  Subject to the terms and conditions of this Agreement, on the date hereof, the Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, 5,709,929 Common Shares (the “Shares”) at a purchase price per shares equal to $35.0267, resulting in a total purchase price of $199,999,970.10 (the “Purchase Price”).  In connection therewith, (a) on the same day as delivery of the Purchase Price pursuant to clause (b) below, the Seller shall deliver or cause to be delivered to the Purchaser all of the Seller’s right, title and interest in and to the Shares, endorsed to the Purchaser or accompanied by duly executed stock powers or to the extent such shares are in book-entry form, other customary instruments of assignment for book-entry transfers, and (b) the Purchaser shall pay to the Seller the Purchase Price in cash by wire transfer of immediately available funds in accordance with the wire transfer instructions to be provided by the Seller to the Purchaser on or prior to the close of business on December 19, 2012.

Section 1.2.                                 Condition to Closing.  The obligation of either party to proceed with the transactions contemplated hereby (the “Closing”) shall be expressly conditioned on the absence of any judgment, injunction, judicial order or decree binding upon a party hereto that would prohibit such party from consummating the Closing.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby makes the following representations and warranties to the Purchaser:

Section 2.1.                                 Existence and Power.

(a)  The Seller has been duly formed and is existing as a limited partnership in good standing under the laws of the state of its formation and has the power, authority and capacity to execute and deliver this Agreement, to perform the Seller’s obligations hereunder, and to consummate the transactions contemplated hereby.

(b)  The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby (i) do not require the consent, approval, authorization, order, registration or qualification of, or (except for filings pursuant to Section 16 or Regulation 13D under the Securities Exchange Act of 1934 (“Exchange Act”)) filing by the Seller with, any governmental authority or regulatory authority, including any stock exchange or self-regulatory organization, or court, or body or arbitrator having jurisdiction over the Seller; and (ii) except as would not have an adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement, do not and will not constitute or result in a breach, violation or default, or cause the acceleration or termination of any obligation or right of the Seller or any other party thereto, under (A) any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, to which the Seller is a party, (B) the Seller’s organizational documents or (C) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, including any stock exchange or self-regulatory organization, governmental authority, arbitrator, mediator or similar body.

Section 2.2.                                 Valid and Enforceable Agreement; Authorization.  This Agreement has been duly executed and delivered by the Seller and, assuming the due execution and delivery of this Agreement by the Purchaser, constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and general principles of equity.  The Seller has duly taken all necessary limited partnership action to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

Section 2.3.                                 Title to Shares.  The Seller has good and valid title to the Shares free and clear of any lien, encumbrance, pledge, charge, security interest, mortgage, title retention agreement, option, equity or other adverse claim, and has not, in whole or in part, (a) assigned, transferred, hypothecated, pledged or otherwise disposed of the Shares or its ownership rights in such Shares or (b) given any person or entity any transfer order, power of attorney or other authority of any nature whatsoever with respect to such Shares.  Upon delivery of and payment for the Shares as contemplated hereby, the Purchaser will acquire good and valid title to

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the Shares, free and clear of all liens or encumbrances, subject to any restrictions under federal and state securities laws.

Section 2.4.                                 Sophistication of the Seller.  The Seller acknowledges and agrees that, except as set forth in this Agreement, the Purchaser is not making any express or implied warranties in connection with the Repurchase Transaction.  The Seller has such knowledge and experience in financial and business matters and in making investment decisions of this type that it is capable of evaluating the merits and risks of making its investment decision regarding the Repurchase Transaction and of making an informed investment decision.  The Seller and/or the Seller’s advisor(s) have had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Purchaser concerning the Shares and the Purchaser and all such questions have been answered to the Seller’s full satisfaction.  The Seller is not relying on the Purchaser with respect to the tax and other economic considerations of the Repurchase Transaction, and the Seller has relied on the advice of, or has consulted with, the Seller’s own advisors.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby makes the following representations and warranties to the Seller:

Section 3.1.                                 Existence and Power.

(a)  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and has the power, authority and capacity to execute and deliver this Agreement, to perform the Purchaser’s obligations hereunder, and to consummate the transactions contemplated hereby.

(b)  The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby (i) do not require, except as have been obtained prior to the date hereof, the consent, approval, authorization, order, registration or qualification of, or filing with, any governmental or regulatory authority, including any stock exchange or self-regulatory organization, or court, or body or arbitrator having jurisdiction over the Purchaser or any of its subsidiaries; and (ii) except as would not have an adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement, do not and will not constitute or result in a breach, violation or default, or cause the acceleration or termination of any obligation or right of the Purchaser, any of the Purchaser’s subsidiaries or any other party thereto, under (A) any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, to which the Purchaser or any of its subsidiaries is a party, (B) the Purchaser’s or any of its subsidiaries’ organizational documents or (C) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, including any stock exchange or self-regulatory organization, governmental authority, arbitrator, mediator or similar body.

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Section 3.2.                                 Valid and Enforceable Agreement; Authorization.  This Agreement has been duly executed and delivered by the Purchaser and, assuming the due execution and delivery of this Agreement by the Seller, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and general principles of equity.  This Agreement and the purchase of the Shares contemplated hereby have been approved by the unanimous approval of each member of the Audit Committee of the Purchaser’s board of directors, which has been duly authorized to so act and each member of which is disinterested with respect to this Agreement and the transactions contemplated hereby.  Such approval shall comply with Rule 16b-3 of the Exchange Act.  The Purchaser has duly taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

Section 3.3.                                 Capital and Surplus; Funds.  After giving effect to the transactions contemplated hereby, the Purchaser will have adequate surplus and the Repurchase Transaction will be in compliance with Section 160 of the Delaware General Corporation Law.  The Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds to make payment of the Purchase Price.

Section 3.4.                                 Sophistication of the Purchaser.  The Purchaser acknowledges and agrees that, except as set forth in this Agreement, the Seller is not making any express or implied warranties in connection with the Repurchase Transaction.  The Purchaser has such knowledge and experience in financial and business matters and in making investment decisions of this type that it is capable of evaluating the merits and risks of making its investment decision regarding the Repurchase Transaction and of making an informed investment decision.  The Purchaser and/or the Purchaser’s advisor(s) have had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Seller concerning the Shares and the Seller and all such questions have been answered to the Purchaser’s full satisfaction.  The Purchaser is not relying on the Seller with respect to the tax and other economic considerations of the Repurchase Transaction, and the Purchaser has relied on the advice of, or has consulted with, the Purchaser’s own advisors.

ARTICLE IV.

MISCELLANEOUS PROVISIONS

Section 4.1.                                 Notice.  Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid) with return receipt requested or sent by reputable overnight courier service (charges prepaid) to the address and to the attention of the person set forth in this Agreement.  Notices will be deemed to have been given hereunder when delivered personally, three business days after deposit in the U.S. mail postage prepaid with return receipt requested and two business days after deposit postage prepaid with a reputable overnight courier service for delivery on the next business day.

If to the Purchaser, to:

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Fidelity National Information Services, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

Attn:  Chief Legal Officer

If to the Seller, to:

Warburg Pincus, LLC

450 Lexington Avenue

New York, NY 10017-3911

Attn:  Scott A. Arenare, Esq.

Section 4.2.                                 Entire Agreement.  This Agreement embodies the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior written and contemporaneous oral agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including, without limitation, any term sheets, emails or draft documents.

Section 4.3.                                 Assignment; Binding Agreement.  This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their successors and assigns.

Section 4.4.                                 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same instrument.  Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

Section 4.5.                                 Governing Law.  This Agreement shall in all respects be construed in accordance with and governed by the substantive laws of the State of Delaware, without giving effect to principles of conflicts of laws.  Each party hereto waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement or any transaction contemplated hereby.

Section 4.6.                                 No Third Party Beneficiaries or Other Rights.  Nothing herein shall grant to or create in any person not a party hereto, or any such person’s dependents or heirs, any right to any benefits hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto.

Section 4.7.                                 Waiver; Consent.  This Agreement and its terms may not be changed, amended, waived, terminated, augmented, rescinded or discharged (other than in accordance with its terms), in whole or in part, except by a writing executed by the parties hereto.

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Section 4.8.                                 No Broker.  Except as previously disclosed to each other party, no party has engaged any third party as broker or finder or incurred or become obligated to pay any broker’s commission or finder’s fee in connection with the transactions contemplated by this Agreement.

Section 4.9.                                 Further Assurances.  Each party hereto hereby agrees to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions consistent with the terms of this Agreement as may be reasonably necessary in order to accomplish the transactions contemplated by this Agreement.

Section 4.10.                          Costs and Expenses.  Each party hereto shall each pay its own respective costs and expenses, including without limitation, any commission or finder’s fee to any broker or finder, incurred in connection with the negotiation, preparation, execution and performance of this Agreement.

Section 4.11.                          Severability.  If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

Section 4.12.                          Time of Essence.  Time is of the essence in the performance of each and every term of this Agreement.

Section 4.13.                          Captions.  The article and section captions herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

Section 4.14.                          Public Announcements.  Subject to each party’s disclosure obligations imposed by law or obligations pursuant to any listing agreement with any securities exchange or the requirements of any self-regulatory organization, each of the parties hereto will cooperate with each other party in the development and dissemination of all public news releases and other public information containing disclosures with respect to this Agreement and any of the transactions contemplated by this Agreement, and no party hereto will make any such news release or public disclosure without first consulting with each other party hereto and receiving such party’s consent (which shall not be unreasonably withheld, delayed or conditioned), and each party shall coordinate with each other party with respect to any such news release or public disclosure.

Section 4.15.                          Specific Performance.  The parties acknowledge and agree that a party could not be made whole by monetary damages in the event that any of the provisions of this Agreement are not performed by each other party in accordance with their specific terms or are otherwise breached.  Accordingly, the parties agree that, in any such event, the parties shall be entitled to seek an injunction or injunctions to specifically enforce the terms and provisions hereof in an action instituted in any court of the State of Delaware having subject matter jurisdiction in respect thereof, and the parties further hereby agree to waive any requirement for the securing or posting of a bond in connection with the obtaining of such injunctive or other equitable relief.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

THE PURCHASER:

FIDELITY NATIONAL INFORMATION SERVICES, INC.

By:	/s/ Michael D. Hayford
Name: Michael D. Hayford
Title: Corporate Executive Vice President and Chief Financial Officer

THE SELLER:

WPM, L.P.

By: WPM GP, LLC, its general partner
By: Warburg Pincus Private Equity IX, L.P., its sole member
By: Warburg Pincus IX LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ James C. Neary
Name: James C. Neary
Title: Partner

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